UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO § 240.13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No.  )*

Recovery Energy, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

75626X103
(CUSIP Number)

Roger Parker c/o Recovery Energy, Inc. 1515 Wynkoop Street, Suite 200 Denver, CO 80202 (888) 887-4449
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

11/16/2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75626X103

1.	Names of Reporting Persons
Roger A. Parker

2.		Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☐

3.		SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States of America

	7.	Sole Voting Power
5,500,000
Number of
Shares	8.	Shared Voting Power
Beneficially		N/A
Owned by
Each	9.	Sole Dispositive Power
Reporting		5,500,000
Person With
	10.	Shared Dispositive Power
N/A

11.		Aggregate Amount Beneficially Owned by Each Reporting Person
5,500,000

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.		Percent of Class Represented by Amount in Row (11)
8.8%

14.		Type of Reporting Person (See Instructions)
IN

Item 1.	Security and Issuer.

Title and class of securities: Common Stock, par value $0.0001 per share (the “Common Stock”)

Issuer: Recovery Energy, Inc. (the “Issuer”)

Name and Address of principal executive office of Issuer: 1515 Wynkoop Street, Suite 200 Denver, CO 80202

Item 2.	Identity and Background.

(a) The Schedule 13D is filed by Roger A. Parker (the “Reporting Person”)

(b) The address of Reporting Person is: c/o Recovery Energy, Inc., 1515 Wynkoop Street, Suite 200, Denver, CO 80202

(c) The present principal occupation or employment of Reporting Person is: Chairman of the Board, Chief Executive Officer, and President of the Issuer

(d) Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 1, 2010, the Reporting Person acquired 1,000,000 shares of Common Stock of the Issuer, and on May 1, 2010, the Reporting Person acquired 4,500,000 shares of Common Stock of the Issuer, pursuant to the agreements referenced in Item 4 of this Schedule 13D.

Item 4.	Purpose of Transaction.

On November 16, 2009, the Reporting Person and the Issuer entered into a Non-Executive Director Appointment Agreement, as amended, pursuant to which the Reporting Person will provide non-executive director services to the Issuer in exchange for, among other things, stock grants, as further described in Item 6 of this Schedule 13D.

On April 19, 2011, the Reporting Person and the Issuer entered into a Third Amended and Restated Employment Agreement (original employment agreement dated May 1, 2010 between the Reporting Person and the Issuer), pursuant to which the Reporting Person will provide services as Chief Executive Officer and President of the Issuer in exchange for, among other things, stock compensation, as further described in Item 6 of this Schedule 13D.

Item 5.	Interest in Securities of Issuer.

(a) Reporting Person is the direct beneficial owner of 5,500,000 shares of Common Stock, representing approximately 8.8% of Issuer's issued and outstanding shares of Common Stock, all of which were acquired by the Reporting Person as described in Item’s 3, 4 and 6 of this Schedule 13D.

(b) Reporting Person has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 5,500,000 shares of Common Stock.

(c) Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

On November 16, 2009, the Reporting Person and the Issuer entered into a non-executive director appointment agreement, as amended on December 31, 2009 and May 1, 2010 (the “Director Appointment Agreement”).  The Director Appointment Agreement provided that, among other things, the Reporting Person was entitled to receive a stock grant of 1,000,000 shares Common Stock.  The foregoing description of the Director Appointment Agreement is qualified in its entirety by reference to the Director Appointment Agreements filed as Exhibits 1, 2 and 3 hereto, which are incorporated herein by reference.

On May 1, 2010, the Reporting Person and the Issuer entered into an employment agreement, as amended and restated on September 27, 2010, December 20, 2010 and April 19, 2011 (the “Employment Agreement”).  The Employment Agreement provides that, among other things, the Reporting Person is entitled to receive a stock grant of 4,500,000 shares of Common Stock.  The foregoing description of the Employment Agreement is qualified in its entirety by reference to the Employment Agreements filed as Exhibits 4, 5, 6, and 7 hereto, which are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Non-Executive Director Appointment Agreement, dated November 16, 2009, (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on November 23, 2009).
Exhibit 2
Amended and Restated Non-Executive Director Appointment Agreement, dated December 31, 2009, (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on January 7, 2010).

Exhibit 3	Second Amended and Restated Director Appointment Agreement, dated May 1, 2010, (incorporated herein by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on May 20, 2010).
Exhibit 4	Employment Agreement, dated May 1, 2010, (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 20, 2010).
Exhibit 5	Amended and Restated Employment Agreement, dated September 27, 2010, (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 1, 2010).
Exhibit 6	Second Amended and Restated Employment Agreement, dated December 20, 2010, (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 23, 2010.
Exhibit 7	Third Amended and Restated Employment Agreement, dated April 19, 2011, (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 25, 2011).
Exhibit 24	Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2011

/s/ Roger A. Parker
Roger A. Parker

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).